[Letterhead of]

ASBURY AUTOMOTIVE GROUP, INC.

August 30, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: H. Christopher Owings

Assistant Director

Re:	Asbury Automotive Group, Inc.
Registration Statement on Form S-3
Filed July 3, 2007
File No. 333-144342

Registration Statement on Form S-4
Filed July 5, 2007
File No. 333-144346

Dear Mr. Owings:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in your comment letter dated July 30, 2007 (the “Comment Letter”) to Asbury Automotive Group, Inc. (the “Company”) with respect to the above-referenced registration statements on Form S-3 (the “S-3 Registration Statement”) and Form S-4 (the “S-4 Registration Statement”). Enclosed herewith are (1) a copy of Amendment No. 1 to the S-3 Registration Statement and (2) a copy of Amendment No. 1 to the S-4 Registration Statement, which have been marked to indicate the respective changes made to the S-3 Registration Statement filed on July 3, 2007 and the S-4 Registration Statement filed on July 5, 2007.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses.

General

1.	Please update your incorporation by reference disclosure in both registration statements to include the Form 8-K filed on July 5, 2007.

Revisions have been made to page ii of the S-3 Registration Statement and page ii of the S-4 Registration Statement in response to your comment.

Please call our attorneys at Cravath, Swaine & Moore LLP – specifically Andrew J. Pitts at (212) 474-1620 or Marvin B. Tagaban at (212) 474-1892 – if you have any questions regarding this submission.

Very truly yours,

Lynne A. Burgess

Vice President, General Counsel &

Secretary

cc:

Matthew Benson, Esq.

Peggy Kim, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Thomas E. Dunn, Esq.

Andrew J. Pitts, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019